Investment Law Group, LLP

1230 Peachtree Street, NE

Suite 2445

Atlanta, Georgia 30309

April 19, 2010

The Acadia Mutual Funds

One Penn Plaza, 36th Floor

New York, New York 10119

Gentlemen:

In connection with the registration under the Securities Act of 1933 of an indefinite number of shares of beneficial interest of The Acadia Mutual Funds (the “Trust”), we have examined such matters as we have deemed necessary to give this opinion.

On the basis of the foregoing, it is our opinion that the shares have been duly authorized and, when paid for as contemplated by the Trust’s Registration Statement, will be validly issued, fully paid and non-assessable.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to all references to our firm therein.

                                            Very truly yours,

/s/ Investment Law Group, LLP

                                            Investment Law Group, LLP